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Vishal Garg @vishal_better · 2h

This is what happens when voting closes $BETR

Better Home & Finance Holding ...
BETR **$12.38** -3.05%


directors will need to resign.
0:13

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Vishal Garg @vishal_better · 1h

Glass Lewis , the leading proxy firm said the following about the leadership change at Better as well as curious timing of the CEO coup with the turnaround under way. $BETR
VOTE GREEN !

Better Home & Finance Holding ...
BETR **$12.42** -2.74%

9:12
◂ Signal
globenewswire.com

Garg Group Comments on Glass Lewis Report

In its report, Glass Lewis highlights concerns with the leadership transition process, stating:[1]

- "... **the governance record provides legitimate grounds for criticism of the incumbent board**, particularly regarding the execution and initial communication of the leadership transition and its subsequent defensive posture."
- "... substantial recovery during the preceding year and the severity of the immediate August 4, 2026 market reaction **provide reasonable grounds to scrutinize the timing and execution of the leadership transition.**"

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Vishal Garg @vishal_better · 3h

Glass Lewis further highlighted issues with the CEO coup engineered by @danielsethlewis and the Board and the further adoption of the poison pill to entrench themselves in their $BETR report. See below specific quotes :

Better

Better Home & Finance Holding ...

BETR **$12.09** -5.32%



Glass Lewis calls out the Board's questionable succession plan, writing:

- "...the extremely short interval between his appointment as a non-employee director and his elevation to interim CEO leaves reasonable questions regarding the board's succession planning and why Mr. Lewis was considered the appropriate immediate replacement for a founder-CEO who had led the business throughout its public-company history."

Glass Lewis also highlights broader corporate governance concerns, writing:

- "The subsequent adoption of the Rights Plan and pursuit of emergency federal injunctive relief appears more problematic from a shareholder-franchise perspective."

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Vishal Garg @vishal_better · 3h

Even more, @GlassLewis calls out the fact that @betrmortgage performance was improving and a real turnaround was taking place before @danielsethlewis engineered his coup with the support of the asleep at the switch board. VOTE GREEN to throw Daniel and his cronies on the Board out and restore $BETR to its growth trajectory.

Better

Better Home & Finance Holding ...

BETR **$12.09** -5.32%



Glass Lewis also notes the initial success of the turnaround under Mr. Garg, writing:

- "...the approximately one-year period preceding Mr. Garg's removal was considerably favorable. From August 1, 2025 through August 3, 2026, BETR increased approximately 104.5%, compared with a 25.5% increase in the Nasdaq Composite. This recovery provides some support for the Dissident's argument that the Company's position had improved before the leadership transition."
- "...the operating evidence creates a legitimate challenge for the board's position..."

2 4 598



Vishal Garg @vishal_better · 1h

Egan-Jones recommends that shareholders vote FOR the Garg Group's to maximize shareholder value.

$BETR

Egan-Jones
Proxy Services
Research Report

Company	Ticker Symbol	CUSIP
BETTER HOME & FINANCE HOLDING COMPANY	BETR	087748508

Guideline	Meeting Date	Record Date	Date Published
Standard	10/20/26	08/21/26	09/15/26

(delivered to most major institutional investors and parties interested in proxy matters)

Our recommendations are received by most major investors.

PROXY CONTEST

Meeting Information	
Meeting Type	Consent
Meeting Date	10/20/26
Record Date	08/21/26

Items & Recommendations

We recommend that clients holding shares of BETTER HOME & FINANCE HOLDING COMPANY vote:

Item	Egan-Jones Recommendation
1 - Restore the Bylaws to the August 22, 2023 Version	FOR
2.1 - Remove Director Daniel Lewis Without Cause	FOR
2.2 - Remove Director Arnaud Massenet Without Cause	FOR
2.3 - Remove Director Bhaskar Menon Without Cause	FOR
2.4 - Remove Director Prabhu Narasimhan Without Cause	FOR
2.5 - Remove Director Harit Talwar Without Cause	FOR

1 · 2 · 492

Vishal Garg commented

Diego Sanchez in • 3rd+

President at HW Media | Building the go-to media and ...

Visit my website

6h

+ Follow

What in the world is going on at Better?

First Misti Snow, CMB® departed. Then they exited Vishal Garg, who... more



HOUSINGWIRE
Leah Price moves on from Better, will join UWM's tech team
Price joined Better in June 2025 after leading fintech work at FHFA and Figure Technologies

33

9 comments • 1 repost

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Vishal Garg in • 2nd

4h Follow

Founder & Board Member, Better.com

You have an asleep at the switch board headed by Harit Talwar conspiring with a failed hedge fund manager and activist investor Daniel Lewis who fell in love with Better and usurped a real turnaround that was happening. I am working hard to reverse that entire unfortunate spate of events. Thank you for your support Diego Sanchez

1



Vishal Garg in • 2nd

Founder & Board Member, Better.com

6h

+ Follow ···

Glass, Lewis & Co. issued a report on Better's CEO coup engineered by Daniel Lewis Harit Talwar Arnaud Massenet Bhaskar Menon and Prabhu Narsimhan. Particularly under the backdrop of the significant stock price and business metrics improvements in the prior year. Call to Better shareholders to Vote GREEN!!

Their concerns below:

9:12

◄ Signal

84

globenewswire.com

EQ | GlobeNewswire

Garg Group Comments on Glass Lewis Report

In its report, Glass Lewis highlights concerns with the leadership transition process, stating:[1]

- "… **the governance record provides legitimate grounds for criticism of the incumbent board**, particularly regarding the execution and initial communication of the leadership transition and its subsequent defensive posture."
- "… substantial recovery during the preceding year and the severity of the immediate August 4, 2026 market reaction **provide reasonable grounds to scrutinize the timing and execution of the leadership transition**."

15

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Vishal Garg in • 2nd

Founder & Board Member, Better.com

4h

+ Follow ···

Glass, Lewis & Co. also highlighted further issues with the CEO coup engineered by Daniel Lewis Harit Talwar Bhaskar Menon Arnaud Massenet and the rest of the Better board and their subsequent adoption of the poison pill to entrench their positions in their report. Attached quotes here:

Glass Lewis calls out the Board's questionable succession plan, writing:

- "...the extremely short interval between his appointment as a non-employee director and his elevation to interim CEO leaves reasonable questions regarding the board's succession planning and why Mr. Lewis was considered the appropriate immediate replacement for a founder-CEO who had led the business throughout its public-company history."

Glass Lewis also highlights broader corporate governance concerns, writing:

- "The subsequent adoption of the Rights Plan and pursuit of emergency federal injunctive relief appears more problematic from a shareholder-franchise perspective."

5 1 comment

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Vishal Garg in • 2nd

Founder & Board Member, Better.com

4h

+ Follow ···

Most importantly, Glass, Lewis & Co. highlights the turnaround that was underway at Better before Daniel Lewis Harit Talwar Arnaud Massenet Bhaskar Menon and others on the Better board conspired and implemented the CEO coup. VOTE GREEN !!!

Glass Lewis also notes the initial success of the turnaround under Mr. Garg, writing:

- "...the approximately one-year period preceding Mr. Garg's removal was considerably favorable. From August 1, 2025 through August 3, 2026, BETR increased approximately 104.5%, compared with a 25.5% increase in the Nasdaq Composite. This recovery provides some support for the Dissident's argument that the Company's position had improved before the leadership transition."
- "...the operating evidence creates a legitimate challenge for the board's position..."

11 1 comment

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